Mail Stop 6010	November 10, 2005

Mr. Anthony Bonelli
President and Chief Executive Officer
Optigenex Inc.
750 Lexington Avenue, 6th Floor
New York, NY  10022

Re:	Optigenex Inc.
Registration Statement on Form SB-2, filed October 17, 2005
      File No. 333-129074

Dear Mr. Bonelli:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
2. In your next amendment, please update the disclosure and financial information through September 30, 2005.
3. We note that you have assumed a conversion price of $1.92 per share to estimate the number of shares issuable pursuant to the convertible notes. Given that your market price is much lower, it appears you may have to register additional shares. Please confirm to us that you will file a separate registration statement to register any additional shares and revise your disclosure in the forepart of your prospectus to clarify this fact.
4. In the second paragraph under "General" on page 1, you state that in clinical studies "AC - 11(R) has been shown to increase the body`s natural ability to repair DNA damage at the cellular level." On page
4 you state that you "market AC - 11(R) as having clinically proven
DNA repair and protection properties." We believe these statements may cause a reader to make a number of conclusions that may be erroneous such as:
* the effects of AC -11(R) on DNA strands have been clinically observed on the biochemical level,
* you have performed your own clinical studies of the product,
* clinical studies have proven a statistically significant effect on aging,
* the clinical studies were subject to review by the FDA and peer review,
* the studies may have been replicated a number of times, and
* the product received some unspecified type of regulatory approval.

Please identify and describe the "clinical studies" you reference in the prospectus and provide us copies of the studies. Please also move this discussion to the business section where you provide a more complete discussion of your business.

Registration Statement Cover Page
5. Please disclose in a footnote here how you arrived at the number of common shares being registered that are issuable pursuant to the convertible notes. Please include the assumed conversion price and the fact that you are contractually obligated to register two times the number of shares issuable pursuant to the convertible notes.
6. We note that warrants are exercisable for 625,000 common shares and you have registered 1,250,000 common shares issuable pursuant to the warrants pursuant to your registration rights agreement with the investors. If the exercise price of the warrants does not vary based on market prices, and you do not expect to issue additional shares pursuant to the warrants, you should not register the additional 625,000 shares at this time.

Prospectus Cover Page
7. Please highlight your cross reference to the risk factors section as required by Item 501 of Regulation S-B.

Prospectus Summary, pages 1-2
8. Please explain what is meant by "ISO 9002 certification."
9. Under "Recent Developments" you explain that if "the
registration
statement is not declared effective within 120 days from the date of
closing, we are required to pay to the investors liquidated
damages
in Common Stock or cash . . . ."  Please explain what "closing"
date
you are referring to and if known, please disclose this date.

Risk Factors, pages 3-9

General
10. Please review and revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "The key ingredient in our product is grown and harvested only in specific areas of South America and processed at a single facility located in Brazil." or describe an event that may occur in the future, such as "We may need to raise additional capital." Succinctly state in your subheadings the risks that result from the facts or uncertainties.
11. Many of your risk factors as currently written are too generic.
For example, see the following:
* "There are numerous risks relating to our research and development efforts." (Page 3)
* "Our operations are subject to governmental regulations, which may change in a manner that adversely affects our business." (Page 5)

Please revise these and any other risk factors to state and discuss the specific risks to your business.
12. In addition many of your risk factors use general phrases such as
"adversely affects our business" and "our business could suffer." These vague, generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer. Please revise your disclosure to describe, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified.
13. Please provide an appropriate subheading for the risk factor regarding intellectual property on page 6.
14. We note that you have 100,000,000 shares of authorized common stock and only 10,375,699 shares are currently issued and outstanding and you have assumed that only 16,792,366 shares will be issued and outstanding after the offering. Please also add a risk factor that addresses the risks of having such a large number of authorized but unissued common stock, including the risks that your management may issue additional stock without further stockholder approval, thereby causing dilution of current company stockholders.

"We may need to raise additional capital." Page 3
15. Please revise your disclosure in this risk factor to briefly describe your "business plan." This additional disclosure will help investors better understand the impact of a change in your capital resources or expenditures.
16. To the extent practicable, please quantify the amount of funds you need for your operations and capital requirements for the next 12 months.
17. Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.

"Other than limited sales through our website, we do not market our own products, and intend to rely on third parties to sell our products." Page 4
18. To the extent that you are substantially dependent on any third party, please name that person in the risk factor. If you are not substantially dependent on any such third party, disclose the approximate number of relevant parties. We note your statement on page 14 that you currently use iVillage to market your product.

"We rely on outside suppliers and other independent contractors."
Page 4
19. Please name the one product manufacturer and one processing contractor you refer to in this risk factor.

"If we lose key employees and consultants . . . ." Page 6
20. Please name all of your "key employees and consultants" and their positions with the company.
21. To the extent that you have experienced problems attracting and retaining key employees or consultants in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.
22. Please state whether you maintain employment contracts with key employees or consultants and disclose any termination payments if applicable.
23. Please disclose if you maintain any key man life insurance on any key employee.

"If we are unable to compete effectively with existing or new competitors . . . ." Page 6
24. Please revise to identify the key competitors you expect to compete with for market share and their relative position in the market.

"There Are A Large Number Of Shares Underlying Our Callable
Secured
Convertible Notes, And Warrants . . . ." Page 7
25. This risk factor appears to be discussing the same risk as the risk factor that follows. Please combine your discussion into one risk factor.
26. Please recalculate the number of shares issuable pursuant to the convertible notes based upon the number you would have to issue as of the date of the prospectus. This may change as you file new amendments.

"There is a limited market for our common stock . . . ." Page 8
27. Please revise to disclose your current trading volume.

"Our stock price may be volatile. . ." Page 8
28. To illustrate the fluctuations of your stock price, please provide a range for your common stock price since March 17, 2005. Disclosure of the high and low price during this time period is sufficient.
29. Please explain your statement that you have had "no revenues to date." Based on your financial statements, it appears you have had some limited revenue.

"Our common stock is deemed to be penny stock . . . ." Pages 8-9
30. Please expand to discuss the specific legal remedies available to investors of penny stocks.

Management`s Discussion and Analysis or Plan of Operation, pages
10-
13
31. Currently, your MD&A does not contain an "overview." In our recent MD&A Release No. 33-8350; 34-48960; FR-72 (December 19,
2003),
we strongly encourage companies to provide an overview to their MD&A.
According to the release, an overview should "provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition and operating results." We believe your MD&A would benefit from a brief overview of the most important themes and significant matters with which management is concerned. For example, you could address whether you believe the reduction in retail prices of your supplement products is a significant matter with which management is concerned.
32. Please revise your MD&A so that there is more focus on analysis as also required by our recent MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003). In that release, we explained that "MD&A requires . . . an `analysis` of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form. .
.. . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." For example, see the following:
* Please explain the reasons for the $47,000 return of the bulk
AC-
11(R) and discuss any ongoing implications of this return.
* Please explain the reason for the reduction in retail prices and whether you believe this is a trend.
* Please explain the reason for the 28% decrease in bulk sales for the 3 month comparison (excluding the $47,000 return), and the 77% increase for the 6 month comparison.
Please review your entire MD&A and revise accordingly. We may have further comments.
33. Please disclose your critical accounting estimates to provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood materially different amounts would be reported under different conditions or using different assumptions. Include quantification of the related variability in operating results that you expect to be reasonably likely to occur. Please disclose information about the uncertainties in applying your critical accounting policies, the historical accuracy of your critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Please refer to our MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003).

34. We note that your product sales began in the fourth quarter of 2003 and that you accepted a $47,000 product return not in accordance with your standard return policy. Please expand your critical accounting policy for product sales recognition and related dilution estimates as follows:
* Explain your product return policy and how you estimate product returns of new products (e.g. levels of inventory in the distribution channel, estimated shelf life, price changes from competitors and expected introductions of new products).
* For all years presented, disclose the nature and amounts of all significant dilutions from revenue (e.g., product returns, chargebacks, incentives, fees, rebates, etc.,), particularly for significant recent product launches, in your comparisons of results from operations. In your analysis, please consider the guidance in our MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003).
* If applicable, please disclose and discuss any shipments made to channel partners wherein such shipments are as a result of incentives and/or in excess of the channel partner`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
* Quantify the amount of changes in estimates in estimated returns, chargebacks, rebates and other significant dilution reserves in subsequent periods or explicitly state that no material revisions were recognized, if true.

35. You provide qualitative explanations for changes in results of operations without disclosing the amounts for all of the significant factors causing these changes. For example, you do not quantify the professional fees related to scientific research. In general, please expand your discussion to more systematically quantify these amounts so that investors can better understand your results of operations.

Liquidity and Capital Resources, pages 12-13
36. Please state the date on which the convertible notes will be due.
37. Please describe your accounting for the issuance of convertible notes and warrants in August 2005 to be reflected in your interim financial statements for the nine months ended September 30, 2005, including how you plan to apply the relevant provisions of SFAS 150,
SFAS 133, EITF 00-19 and ASR 268.
38. Please describe how you expect to repay the $4 million in convertible notes if investors decide not to convert them to common stock. Also, expand your disclosure for the $3.5 million royalty obligation related to the Thiol and Nicoplex technologies so that investors have a clearer understanding of the timing of related payments.
39. In view of your limited operations to date, please provide a discussion of your future prospects, including your expected sources of revenue, cash flows and operating margins implicit in your business model.

Business, pages 14-17

Overview, page 14
40. Your business section should describe the development of your business, including any material acquisitions. Please expand the overview of your business to describe the acquisitions from Giampapa
Institute and CampaMed LLC. We note that you discuss these acquisitions in footnote 4 to the financial statements.

Retail Sales, page 14
41. Please describe the material terms of your revenue sharing agreement with iVillage and either file the agreement as an exhibit to the registration statement or provide us your analysis of why it is not a material contract.

Joint Venture, page 14
42. Please describe the material terms of your joint venture arrangements with PMO Products Inc. and Prometheon Labs, LLC.
43. In addition, please also file any written agreements as exhibits to the registration statement or provide us your analysis of why they are not material contracts.

Government Regulation, page 15
44. We note your statements about your products regarding their ability to "repair DNA damage." Statements such as these could lead the FDA to conclude your products are drugs and therefore subject to the regulatory provisions that pertain to drugs. Please revise your disclose to clarify that the FDA could conclude your products are drugs and either require you to conduct clinical trials to establish efficacy and safety or cease to market these products. Your statement regarding "new guidelines" by the FDA on page 15 is not sufficient. Please also consider adding a risk factor if you believe this is a material risk.

Patents, page 16
45. Please provide additional information on the license you refer to in this section. Please name the other party to the license, the term of the license and disclose any material annual or other payments or amounts due. Please also file the license agreement as an exhibit to the registration statement.

Trademarks, page 16
46. Please describe the trademarks you own.

Trade Secrets and Proprietary Technology, page 16
47. Please tell us what measures you have taken to safeguard your property at Centraflora. In addition, please describe the material terms of any arrangements you have with Centraflora and file any written agreements as exhibits to the registration statement.

Royalty Agreements, page 16
48. Please disclose the expiration date and describe the termination provisions of your agreement with CampaMed LLC.
49. Please describe the "Thiol or Nicoplex technology" and "C-MED-100(tm)". Please explain what these technologies are and how they relate to your products.
50. We note you have disclosed that payments of $27,400 have been made to date with respect to C-MED-100(tm). Please clarify if this is the total cumulative payments made to date. If not, please disclose the total cumulative payments made to date.

Competition, page 16
51. Please disclose additional information about your competitive position. For example, please describe how your products compare to your competitors` in terms of respective levels of sales, market share and the advantages and disadvantages.

Legal Proceedings, page 17
52. Please provide all the information required by Item 103 of Regulation S-B. You should provide the name of the court where the proceeding is pending, name all parties and describe the facts in greater detail. For example, please briefly describe the "restrictive covenants" and "certain duties" referenced.

Code of Ethics, page 20
53. We note that you do not have a code of ethics in place as required by Item 406 of Regulation S-B. In your 2004 Form 10-KSB, you indicated that you anticipated your code of ethics would be adopted during the second quarter of 2005. Since your code of ethics has yet to be adopted, please disclose why you have not yet adopted a code of ethics.

Selling Stockholders, pages 15-16
54. For each selling stockholder, please revise to disclose all natural person(s) who hold voting and dispositive rights to the extent not already done.

Certain Relationships and Related Transactions, page 27
55. Please disclose the name of the company in which Dr. Giampapa has a significant ownership interest and the amount of his ownership interest.
56. In footnote 15 to the financial statements, we note that you paid
$63,000 in consulting fees to companies owned by a key employee. Please describe these transactions in this section and name the key employee and his/her role at the company.

Plan of Distribution, pages 29-30
57. We note your statement on page 29 that, "The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest . . . may sell the common stock offered by this prospectus from time to time." Please note that you may only substitute new names for the names of selling stockholders identified in an effective registration statement by filing a Rule 424(b) prospectus if the change is not material, the number of securities or dollar amount registered does not change, and the new owners` securities can be traced to those covered by the original registration statement. A change that does not meet these requirements must be made by a post-effective amendment. Please confirm to us that you will comply with these requirements.
58. We note your statement on page 30 that, "The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be `underwriters` within the meaning of the Securities Act." Please note that any such selling stockholders and any underwriters, brokers, dealers or agents will be deemed underwriters in connection with such sales. Please revise your disclosure accordingly.
59. We note your statement on page 30 that, "The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the
Securities Act." Please note that it is our view that selling stockholders who are registered broker-dealers are deemed to be underwriters under the Securities Act, and that selling stockholders who are affiliates of registered broker-dealers may be underwriters under the Securities Act. Please revise your disclosure accordingly.

Signatures
60. We note the filing does not include the signature of your principal financial officer. Please include this signature in an amended Form SB-2. If Mr. McSherry also serves as you`re your principal financial officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

Financial Statements

Notes to Financial Statements

Note 1. Principal Business Activity and Summary of Significant
Accounting Policies, page F-7

61. Please expand your accounting policy for inventory to disclose the method used to remove amounts from inventory (e.g. average cost,
LIFO, FIFO).

Note 2.  Merger with Vibrant Health International, page F-9
62. You disclose that the July 30, 2004 Acquisition was accounted for as a recapitalization of Old Optigenex. Please expand your disclosures to clarify why this transaction was accounted for as a recapitalization of Old Optigenex and not a business combination under SFAS 141. Please provide the following information:
* The accounting treatment of a recapitalization. Describe the historical financial statements presented prior to and after the transaction and the impact this transaction has on the historical stockholders` equity accounts presented, including the common stock outstanding of the legal entity immediately before the transaction.
* How the transaction effects the calculation of per share amounts in the historical financial statements.
* Your determination of the acquiring entity in the transaction.
* The amount and type of assets acquired and liabilities assumed from
Old Optigenex on the date of the transaction and your consideration of the assets purchased from Old Optigenex meeting the definition of a business under EITF 98-3.
* Whether Vibrant on the date of the transaction met the definition of a business under EITF 98-3.
* The amount and type of assets of Old Optigenex not included in the
Purchase Agreement.
* How you accounted for the issuance of Substitute Options and Warrants issued in the transaction.
* How you determined that the 8.621 million shares issued to Old Optigenex represented 94% of Vibrant`s outstanding common stock immediately after the transaction. We note Vibrant had approximately
4.360 million common shares issued and outstanding as of June 30, 2004.
* How you accounted for the liquidation of Old Optigenex and merger of Vibrant into Optigenex Merger Inc. Discuss what impact, if any, these transactions have on the accounting treatment of the above transaction.

Note 7. Intangible Assets, page F-11
63. Please expand your disclosures to address the following:
* Clarify the amount assigned to patents pending, the status of each
patent pending and the date you expect the patent to be issued.
* Identify the patents that will not be utilized and determined to be
impaired in 2004.  Quantify any amounts related to patents
pending.
* Clarify how you estimated the amortization amounts for the next five years. Based on your disclosures in Note 4, it appears that the weighted average useful lives of patents are approximately 10 to
11
years.

Note 11. Commitments and Contingencies, page F-13
64. We note that you incurred significant R&D expenses in 2003 and 2004 and that most of your business activities are conducted through suppliers and independent contractors. Please describe your R&D activities and disclose the principal terms of related agreements, including their duration, how funding is shared, basis for expense reimbursement, requirements to pay development milestones and product royalties, expected completion dates and future capital funding requirements.
Note 15.  Related Party Transactions, page F-16
65. Please provide all of the disclosures required by paragraph 2 of
SFAS 57. For example, it appears that you have not disclosed the amounts due to or from related parties as of each balance sheet date.
Expand your disclosures in MD&A to describe the impact of related party transactions on your current and future results of operations and cash flows.

Note 18. Significant Supplier, page F-17
66. You disclose that Centroflora Group will produce all AC-11 (R) and a US firm will produce all nutritional supplements. Please disclose the significant terms of your contractual arrangements with these suppliers, including related purchase commitments and any contingent obligations.


*	*	*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Frank Wyman at (202) 551-3660 or Don Abbott at
(202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 me at (202) 551-3710 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Gregory Sichenzia, Esq.
	Louis A. Brilleman, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of Americas, 21st Floor
New York, New York 10018

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Mr. Anthony Bonelli
Optigenex Inc.
November 10, 2005
Page 1